

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 10, 2017

<u>Via Email</u>
Riaz Ahmed
Group Head and Chief Financial Officer
The Toronto-Dominion Bank
c/o General Counsel's Office
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

      Re: **The Toronto-Dominion Bank**
              Form 40-F for Fiscal Year Ended October 31, 2016
              Filed December 1, 2016
              File No. 001-14446

Dear Mr. Ahmed:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services